UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 01, 2018

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

(AGM Statement dated 01 May 2018)

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 01, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Barclays PLC
AGM Statements

Chairman's 2018 AGM Statement

Good morning and welcome to Barclays 2018 Annual General Meeting.  It has been a pleasure meeting many of you today, and I look forward to seeing you during lunch.

I'd also like to thank you for getting here a little earlier than usual.  I really don't want you to get caught up in the May Day protests in and around Parliament Square, and it would be advisable if we could close the meeting in time for lunch and for you to travel without being impacted by the protests.

You know most of the members of the board, so let me introduce the two new members.

Firstly, Matthew Lester, who was appointed in September.  Matthew has a strong finance background and extensive board-level experience across a range of business sectors including financial services.  He is a Non-Executive Director of Man Group and Capita.  He was Chief Financial Officer of Royal Mail Group, and prior to that of ICAP plc, the world's largest interdealer broker.

Secondly, Mike Turner, who joined us in January.  Mike is a seasoned director and chairman.  He is Chairman of Babcock International Group.  Mike was chairman of GKN together with a long and successful executive career with BAE Systems where he was CEO.

We also have a new Company Secretary, Stephen Shapiro, formerly Group Company Secretary and Deputy General Counsel at FTSE10 company SABMiller.

Welcome to you all.

I believe this AGM marks an important turning point in Barclays history.  When I joined as chairman three years ago I thought it would take three years to complete the turnaround of the Company, and that has been achieved, almost to the day.

The breakthrough in business results last week, particularly in investment banking, together with the US Department of Justice settlement, largely draws a line under the past, and moves us to a situation where group performance is a function of underlying business performance and prepares the way for improved shareholder return.

This said, it is worth reminding shareholders that three years ago things were very different.  The Group faced a number of very large and complex challenges, which ultimately required a change in management, a change in strategy, and action to resolve a number of very significant matters.

For the three years prior, cumulative attributable profits had been negative, with weak operating performance from a number of our businesses, and significant losses from historical legacy matters and from non-core businesses, all of which also hit our capital.

We had been paying dividends which were not covered by annual earnings, and this placed further stress on capital.

We were also faced with the new challenge of setting up and separating, a new bank for UK retail and small business operations, separate from Barclays Bank, which involved notifying and transferring 29 million accounts between the two banks, safely and securely.  We were at the same time required to group our US activities under an intermediate holding company.

At the time, our legacy operational and technological platforms and controls were not ready for the digital age, and we had the new threat from cybercrime, all of which required significant capital investment.

We also had the pressing issue of instability and morale in the investment bank, which was facing difficult economic and competitive circumstances.  This was exacerbated by our desire to reduce our reliance on the segment.

Accordingly, in 2015 we further reduced the risk-weighted assets by 12%, down to half of the peak level in 2008.  It is marginally higher now, as a result of the absorption of residual non-core assets last year, a weaker sterling exchange rate, and a reallocation of RWAs from corporate banking.

Fortunately, with the appointment of the new management team led by Jes, as well as a strengthened board, we have been able to put these issues largely behind us.

Looking back over that and the years prior, it is worth remembering that, while the completion of structural reform substantially brings an end to large-scale restructuring at Barclays, these years have taken their toll.  Aside from the charge taken this year, in general, the bulk of litigation and conduct charges occurred during the six years prior.  Over that six-year period, litigation and conduct charges, bank levies, losses from non-core and from the sell-down of our stake in Barclays Africa, and an increased tax burden, all totalled £35.6bn, some £1bn more than our operating profits.

While shareholders rightly expect us to pay an appropriate level of dividends, over that period we paid £5bn in dividends, even though attributable losses were made.

Moving forward, it is worth highlighting the enormous events and progress in recent months.

In June last year we sold the bulk of our holding in Barclays Africa Group, and in July closed the non-core unit, six months ahead of plan.

In September, as required by regulators, we created a separate Group service company, which now houses the bulk of our staff, and provides the full range of operations, technology and functional services to the Company as a whole.  It also ensures that essential customer services can still be performed even in the event of a failure of one of the banks.

We also faced a new issue arising from the UK's decision to leave the EU.  Depending on the final agreement, this could require us to move a portion of our activities from the UK to Ireland, and to have our EU presence as branches or subsidiaries of Barclays Ireland rather than Barclays Bank.  Contingency plans are now in place to achieve this.

In April this year, we achieved the separation of Barclays Bank and Barclays Bank UK and appointed both independent boards and management under the chairmanship of Sir Gerry Grimstone and Sir Ian Cheshire.

We also worked assiduously to resolve a number of our legacy conduct matters including PPI, and importantly, have since resolved the RMBS matter in the US.

I mustn't however fail to mention the regulatory investigation into our Chief Executive, Jes Staley, which began last year.  This investigation has been extremely thorough, and draft warning notices have only recently been issued.  Mr. Staley is permitted up to four weeks to make representations to the regulators.  Once the regulatory processes are completed, the Board will determine what adjustment to Mr. Staley's remuneration is appropriate.

Since Mr. Staley is up for re-election at this AGM, we felt it important that shareholders were as fully informed as possible, which is why we made an announcement regarding this ahead of today's meeting.  While the details remain confidential and under discussion with regulators, the draft notices allege there had been a breach of Individual Conduct Rule 2, which places a responsibility to act with due skill, care and diligence, and proposes that he is subject to a financial penalty.

The regulators are not alleging that he acted with a lack of integrity, or that he lacks the necessary fitness and propriety to continue to perform his role.  That is also the position we have taken.  Accordingly, the Board unanimously supports Jes' re-election as a Director.

As regards Barclays itself, the FCA and PRA decided that enforcement action was not necessary but both Barclays Bank and Barclays Bank UK should instead be subject to additional voluntary reporting requirements in relation to their whistleblowing programmes. Since this matter is still with the regulators, it is not appropriate for me to comment further.

As I said at the outset, I do believe we have now moved into a new phase at Barclays, with the bulk of our legacy issues behind us and the business performing well.  Importantly in the quarter just gone, all divisions produced returns above required hurdle rates.

This said, we must never be complacent.  We still need to secure the revenue growth in our strategic plans.  We also need to deliver the benefits arising from the digital economy as well as being robust in our defence against its risks, particularly cybercrime.  This will require significant further investment in systems and processes.

We need to deliver further cost reductions and productivity improvements. We also need to resolve the residual legacy matters and continue to build a compliant culture.

And importantly, we need to find new ways to reallocate capital and resources from weaker propositions into faster growth and higher return franchises, and to increase capital return to shareholders.  Above all, having made so much progress, and with a better future within our grasp, we must avoid any further material mistakes or missteps.

In moving recently from the chairmanship of both the banking subsidiary and the parent company, to the latter, there has been some press speculation about my future intentions.  Since we need to bed down the new structure, the speculation is somewhat premature, and chair succession should take place only when the time is right.

When I joined the board as chairman, at the request of the Board, I indicated I was prepared to serve for a minimum of four years, and that remains the case.  I have now served three, so while some might wish so, you are not getting rid of me yet.

I know from experience however, that managing chair succession, particularly in major banks, can be a difficult matter and take an extended period.  In my own case it took well over a year.  With the appointment of Crawford Gillies as the new Senior Independent Director, I have asked the Nominations Committee under his leadership, to be fully prepared for this eventuality, internally and externally, and to confirm to the Board that this is well in hand.  In the meantime, you can be assured that the success of Barclays has my full commitment.

Frankly, we all know It's been a long and hard journey, particularly for shareholders, and I would like to thank you sincerely for your patience.

I would also on your behalf like to thank the Board, the management team and all our staff for the enormous efforts they have made in our recovery and in building a better future.

As I said last year, the light at the end of the tunnel gets brighter with each step.  For the first time since I joined, I genuinely feel that things are different, and we have moved into a new phase.  But my 42 years' experience in banking have taught me never to count the cash until it's in the till.

Thank you.  Now let me now hand over to our Chief Executive, Jes Staley.

    Chief Executive's 2018 AGM statement

Thank you John, and good morning everyone.

I'm very pleased to be here today at my third Annual General Meeting as Chief Executive of your company.

It is great to see so many familiar faces among the audience and I enjoyed meeting and speaking with some of you earlier. I hope to catch up with a few more of you following the meeting.

When I first spoke at this meeting in 2016, I talked to you then about our new strategy to remake Barclays as a Transatlantic Consumer & Wholesale Bank, anchored in the primary financial centres of the world, London and New York.

That strategy was about accelerating - and finally finishing - the huge task of restructuring Barclays.

It was about making your company fit for the future, so that we can deliver the returns that you rightly expect, and have so patiently waited for.

Since I spoke with you last year, considerable progress has been made against that strategy, with very positive consequences for the future of Barclays.

First of all, we closed our Non-Core unit last summer, six months earlier than planned.

This process has involved the elimination of £95 billion of Risk Weighted Assets, the sale of more than 20 businesses, and the exiting of operations in a dozen countries - all of which has removed a huge drag on the Company's performance.

We also sold down our shareholding in Barclays Africa to a level which will allow regulatory deconsolidation.

It is worth noting that between Africa, Non-Core and other restructuring, our headcount is down by some 56,000 people since I became Group CEO, and our overall costs have been reduced by £6bn since 2013.

We have stood up our UK ring-fenced bank - Barclays UK - serving some 24 million customers and almost one million businesses in this country.

We have launched Barclays Execution Services, or 'BX', as we call it for short. This is the Group Service Company which manages all of the processes that we use to deliver our financial products and services to customers and clients.

And we have completed the rebuild of our capital position, achieving our end state target of around 13% at the end of 2017.

In other words, the huge task of restructuring Barclays is now complete.

Your company is, today, the Transatlantic Consumer and Wholesale Bank that we set out to create in March of 2016.

It is a balanced Group, diversified by business, geography and currency, with powerful earnings potential.

And we start 2018 with a clean operating model for the first time in five years.

Now, why does all of this matter?

Well - put simply - it matters because now that we have completed the restructuring of Barclays we can focus exclusively on growing profitability, and growing returns.

And we can prioritise returning a much greater proportion of those returns to you, our shareholders.

Both our executive team and the Board are firmly committed to this objective.

Our first demonstration of that commitment to you was the announcement we made in February of our intention to restore the dividend for 2018 to 6.5 pence.

I want to thank all of you for your patience in getting to this point, notably with regard to the dividend cut in 2016 and '17, which was necessary to accelerate the restructuring, and to set Barclays up for where we are today.

While the intended 2018 dividend increase is an important first step, it still represents a fairly modest proportion of the projected earnings of your company as we deliver on our strategy.

In other words, this is just the beginning. It is our firm intent, over time, to increase returns to shareholders.

Our strong capital position also allows us to begin considering other ways to return capital to you in addition to the dividend - such as through share buybacks.

This is something Barclays has not done in over 20 years.

Of course the key to returning more excess capital to you our shareholders is through improving Group profitability.

In the Autumn of 2017 your management team set new Return targets for the Group of achieving a greater than 9% return on capital in 2019, and a greater than 10% return in 2020, excluding conduct and litigation, and based on a Capital ratio of 13%.

The attainment of those targets will produce increased earnings and generate distributable capital, and so we are laser focused on meeting them.

We are highly confident in our capacity to get there, with the performance we reported last Thursday showing that your company is progressing well.

Excluding conduct and litigation, this Transatlantic Consumer and Wholesale bank produced, in the first Quarter, a Group Return on Tangible Equity of 11%.

That outcome actually represents the highest quarterly Return on Tangible Equity for this bank in four years.

Within that, both of our operating businesses delivered double digit returns, with Barclays UK at over 15%, and Barclays International at over 13%.

Barclays UK's underlying performance was solid in the Quarter.

We grew our mortgage book by nearly a billion pounds, and had a strong ISA season with flows up 35% year on year.

We chose to increase investment in our leading position as a digital bank - a real source of competitive advantage for us.

While the asset side of our business - in mortgages - is exposed to margin pressure, our Net Interest Margin actually held up very well. And our strong position in deposits should benefit us, as interest rates rise.

We were delighted to be the first of our peers to successfully stand up our ring fenced bank on the 1st of April, some 9 months ahead of the regulatory deadline to do so.

This was an enormous undertaking, effectively creating the largest de novo bank in this country's history, and the thousands of colleagues who made that a reality, deserve great credit.

And perhaps the best demonstration of how well we executed that huge technological  switch-over - on the Easter weekend - was that no one noticed we had done so.

Both businesses within Barclays International - Consumer Cards & Payments and the Corporate & Investment Bank - produced double digit Returns in the first Quarter.

Specifically, the Corporate & Investment Bank had a Return on Tangible Equity of 13% - comfortably above the cost of equity.

Within the CIB, our Markets business delivered a particularly strong performance, gaining market share for the second Quarter running.

This performance in Markets is a result of:

●            the new management now in place;
●            the technology investments that we are making;
●            and the operating leverage that we have driven, now evident in two consecutive Quarters.

Those improved returns are also in large part due to the success of our redeployment of low returning Corporate Lending Risk Weighted Assets to better returning clients and products.

In the course of the second half of last year we reallocated some £10bn of Risk Weighted Assets from parts of the Corporate Bank Loan Book - where it was earning single digit Returns - to our Markets business, where we trade debt securities, currencies and equities.  All of these businesses in Markets produced returns comfortably above our cost of capital.

So we have two strong business units in Barclays UK and Barclays International, both producing double digit Returns.

And these businesses are crucially underpinned by an efficient, effective and innovative Service Company, BX, which we launched last year.

BX employs 55,000 of our 82,000 employees.

It is the hub within which we deliver Group-wide operations, technology and functional services, in a unified approach that is simplifying and standardising our processes, and creating synergies in shared services.

One example of that, among many, is how we have integrated ten separate fraud handling departments, each with different approaches and resourcing, into just one.

This has reduced duplication of effort and cost, while at the same time delivering a consistent and improved experience to our customers and clients.

BX creates savings for Barclays which we can either take to the bottom line or reinvest to drive growth, or to increase our strength in crucial areas like cyber security.

It represents a distinctive and powerful way to run the operations, technology and functional processes which are core to a modern bank, and BX is a massive asset for us.

So, across the entire Group, the story today is one of momentum building as we deliver on the strategy and start to realise our potential.

That improved performance is not solely the product of strategy of course.

It is also down to the commitment and hard work of our colleagues all across Barclays.

It is a signature of the culture at Barclays - and one which I have noted and been impressed by since my first days here - that colleagues are so committed to behaving with integrity and transparency in their dealings with customers and clients every single day, and strive to do the right thing by them.

In doing so they engender the trust which is so essential to the strength of relationships we have.

I am extremely proud of their dedication, enriched by their diversity, and very grateful for their efforts.

Of course, there are times when we all fall short of the high standards we set for ourselves.

As you know, Barclays has had major legacy conduct and litigation issues that we have been working through for several years. These matters have been a drag on performance and cast a shadow over the bank.

At the end of March, I was pleased that we reached a settlement with the US Department of Justice to resolve issues related to the sale of Residential Mortgage Backed Securities between 2005 and 2007.

The penalty we paid, though significant, was a fair and proportionate outcome.

And importantly this marked the conclusion of one of the very last major legacy conduct issues for your bank.

PPI, Libor, Foreign Exchange, and now RMBS - all have largely been dealt with - and this represents a huge weight off Barclays.

We have worked hard to change the culture of the bank in recent years and we're on a very different course today.

I have been in banking for some 38 years and I can say with conviction that Barclays today seeks to earn the trust of every customer, client, and community we serve.

Having that at the front of our minds is not just the right way to act, it also makes commercial sense.

When the societies where we operate succeed, Barclays succeeds.

For over three centuries, this great institution has risen to the challenges that our communities face, and played our part in meeting them.

This is particularly true here, in the United Kingdom, where Barclays was founded and is proudly headquartered.

Right now of course, Brexit presents an uncertain future for the nation.

As you know, straight after the EU referendum in 2016, I was asked what Barclays would do next.

There was only one answer we would give.

Barclays is here to stay, and here to help, just as we have always been.

Because, at its best, finance is the oxygen of economies and societies. It helps businesses grow, public bodies to function, and people and communities to succeed.

We can see that most clearly:

●  In the 18,500 customers who we helped to buy their first home last year;
●  In the £2.8bn we lent to small and medium-sized businesses up and down the country;
●  In the 98,000 companies that we helped to start-up in 2017;
●  In the 6 million young people we have helped through our Lifeskills programme get better prepared for the world of work;
●  In our support for the Northern Powerhouse initiative;
●  And in the £600 million we helped to raise for universities, colleges and schools here last year.

When we help to make these things happen, our customers and clients prosper, our economy does better, and our society becomes stronger.

The Barclays you see today is well-positioned to back the United Kingdom, and we are just as strongly committed to the other communities where we live and work around the world.

From Delaware to Puné. From Dublin to Tokyo. From Milan to Dubai. Barclays wants to be recognised as a welcome corporate citizen and partner, playing our full role in creating opportunities.

In closing my remarks this morning let me just summarise by saying:

It's been a challenging couple of years for Barclays.

We have had to actively make some difficult choices, and engage in some very formidable restructuring.

But that is now behind us.

Today we have a portfolio of diversified, profitable businesses, a clean operating model, a good capital position, and we have eliminated most of our major historic conduct and litigation issues.

Your company is performing well, momentum is building, and the prospects of our being able to return a greater proportion of earnings to you, my fellow shareholders, have not been this bright in years.

Thank you.

- Ends -

 For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
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About Barclays

Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays